NEWS RELEASE

Toronto, February 19, 2002. Energy Power Systems
Limited (OTC BB: EYPSF & Frankfurt Stock Exchange: EPW)
(www.epsx.com) ("Energy Power" or the "Company") announces that holders of 400,000 Series II Preferred
Shares in the capital of the Company have recently exercised their conversion rights and acquired 320,000 common shares and 320,000 common share purchase warrants. The holders subsequently exercised the common share purchase warrants at CDN $1.50 each for proceeds to the Company of CDN $480,000. There are no remaining
Series II Preferred Shares.

Energy Power plans to use the proceeds from the exercise of warrants in part to fund its ongoing oil and gas exploration program and for general working capital purposes.

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 10.1 million shares issued and outstanding in the capital of the Company.


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For further information contact:		Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484



Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.